SembCorp Industries

02 OCT -3 AM 9:01

Rule 12g3-2(b) File No. 825109

18 September 2002

02055306

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 10/9

MASNET No. 53 OF 18.09.2002
Announcement No. 53

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

RESPONSE TO RUMOURS ON SEMBCORP LOGISTICS LTD

SembCorp Industries has noted the existence of market rumours and speculation that (a) it is selling its 62 per cent stake in SembCorp Logistics or (b) that it is taking SembCorp Logistics private.

SembCorp Industries wishes to state that there is no basis for either of these rumours. We want to emphasise that:

a. SembCorp Logistics is a Key Business of SembCorp Industries and will remain so.

b. We have no plans at the present time to reduce our stake in SembCorp Logistics or to take this company private.

SembCorp Industries therefore advises investors to ignore these groundless conjectures.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 18/09/2002 to the SGX